UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

JACK HENRY & ASSOCIATES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

426281-10-1

(CUSIP Number)

Michael E. Henry

663 Highway 60, P.O. Box 807

Monett, Missouri 65708

(417) 235-6652

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 20, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [__]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 426281-10-1

1	NAMES OF REPORTING PERSONS Michael E. Henry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by each Reporting Person with	7

SOLE VOTING POWER

3,429,454, which includes 733,447 shares held in the Michael E. Henry Annuity Trust, 2,529 shares allocated to Mr. Henry’s Retirement Plan account, and 189,378 shares held or controlled by his sister Vicki Jo Henry. Mr. Henry may also be deemed to beneficially own 2,304,100 shares held in a living trust and 200,000 shares held by the Henry Family Limited Partnership, both established by his mother, Eddina F. Mackey. Mr. Henry may be deemed to share beneficial ownership in the shares held by Vicki Jo Henry, Eddina F. Mackey Trust and by the Henry Family Limited Partnership because he has been granted proxies to vote such shares.

	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 735,976
	10	SHARED DISPOSITIVE POWER 2,693,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,429,454
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ __ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Jack Henry & Associates, Inc. (the "Company").  The address of the Company's principal executive offices is 663 Highway 60, P.O. Box 807, Monett, Missouri 65708.

Item 2.  Identity and Background.

This statement is being filed by Michael E. Henry ("Mr. Henry"), who is a United States citizen.  Mr. Henry is Chairman of the Board and a Director. Mr. Henry, the son of the late founder of the Company and a director since 1986, has served as Chairman of the Board since 1994 and Chief Executive Officer from 1994 to June 2004. He previously served as Vice Chairman and Senior Vice President from 1993 to 1994. He served as Manager of Research and Development from 1983 to 1993. He joined the Company as an employee in 1979 and formally resigned from his employment in August of 2008, and his address is 663 Highway 60, P.O. Box 807, Monett, Missouri 65708.  During the last five years, Mr. Henry has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of Transaction

Mr. Henry and Ms. Henry sold an aggregate 1,210,311 shares of common stock in order to diversify their assets.  At the present time, Mr. Henry does not plan any significant acquisitions or dispositions of the Common Stock.  He may, however, periodically dispose of additional shares of Common Stock as circumstances dictate.  Mr. Henry is a director of the Company, and if required, he intends to vote his shares of Common Stock in favor of plans, transactions and matters which he supports.

At this time, Mr. Henry has no plans or proposals which relate to or which would result in the occurrence of:

a.

The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

b.

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

c.

A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

d.

Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.

Any material change in the present capitalization or dividend policy of the Company;

f.

Any other material change in the Company's business or corporate structure;

g.

Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

h.

Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.

A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.

Any action similar to any of those enumerated above.

The possible activities of Mr. Henry are subject to change at any time.

Item 5.  Interest in Securities of the Issuer.

Mr. Henry may be deemed the beneficial owner of 3,429,454 shares, or 4.0%, of Common Stock, which includes 733,447 shares held in the Michael E. Henry Annuity Trust, 2,529 shares allocated to Mr. Henry’s Retirement Plan account, and 189,378 shares held or controlled by his sister Vicki Jo Henry. Mr. Henry may also be deemed to beneficially own 2,304,100 shares held in a living trust and 200,000 shares held by the Henry Family Limited Partnership, both established by his mother, Eddina F. Mackey. Mr. Henry may be deemed to share beneficial ownership in the shares held by Vicki Jo Henry, Eddina F. Mackey Trust and by the Henry Family Limited Partnership because he has been granted proxies to vote such shares.

As of the date of this report, Mr. Henry has ceased to be the beneficial owner of more than 5% of the Company's Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 5 above, Mr. Henry has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2010

/s/ Michael E. Henry

Michael E. Henry